UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

Under the Securities Exchange Act of 1934

HEARTLAND OIL AND GAS CORP.

(Exact name of Company as

specified in its corporate charter)

000-32669
Commission File No.

NEVADA		91-1918326
(State of Incorporation)		(IRS Employer Identification No.)

1625 Broadway, Suite 1480

Denver, Colorado 80202

(Address of principal executive offices)

(303) 405-8450

(Company’s telephone number, including area code)

HEARTLAND OIL AND GAS CORP.

Schedule 14f-1

INTRODUCTION

This Information Statement is being furnished to you and the other shareholders of Heartland Oil and Gas Corp. (“we” or the “Company”) pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in our Board of Directors. This change will result from the acquisition by Universal Property Development and Acquisition Corporation, a Nevada corporation (“UPDA”), of a majority of the outstanding common stock of the Company and a resulting change of control of the Company. In connection with the change of control, Mr. Kamal Abdallah, the CEO, President and a board member of UPDA, and Mr. Christopher McCauley, the Vice-President, General Counsel and a board member of UPDA have been appointed to the Board of Directors of the Company, effective ten (10) days from the filing and mailing of this Schedule 14f-1. The board of directors of the Company will thereafter consist of three (3) members; Mr. Philip Winner, Mr. Kamal Abdallah and Mr. Christopher McCauley. We are providing this Information Statement to you in order to keep you informed.

ACQUISITION OF HEARTLAND SECURITIES BY UPDA

Acquisition of Heartland Common Stock by UPDA

Pursuant to the terms of a Stock Purchase Agreement dated April 19, 2007, by and between the Company and UPDA, UPDA agreed to purchase a total of 50,631,764 shares (the “Shares”) of the common stock of the Company in a private transaction with the Company for an aggregate purchase price of $1,000,000 in cash (the “Stock Sale”). The Stock Sale closed on April 20, 2007 (the “Closing Date”), through the payment by UPDA of the aggregate purchase price and the transfer of the Shares by the Company to UPDA.

As of April 10, 2007, and prior to the closing of the Stock Sale, the Company had 46,737,013 shares of common stock issued and outstanding. As a result of the closing of the Stock Sale on April 20, 2007, UPDA owned 50,631,764 of the 97,368,777 shares of our common stock that were outstanding after such closing. Therefore, as of April 20, 2007, UPDA owned 52% of the issued and outstanding common stock of the Company.

The Stock Sale constitutes a change of control transaction for the Company as UPDA now owns a majority of the outstanding voting securities of the Company. Therefore, UPDA has the voting power to pass actions requiring shareholder approval and has the voting power to control the election of directors to the Company’s board of directors.

Acquisition of Heartland Promissory Notes By UPDA

On April 20, 2007, UPDA also closed a note purchase transaction (the “Note Purchase”) pursuant to the terms and conditions of a Note Purchase Agreement, dated April 19, 2007, between UPDA as the buyer and SDS Capital Group SPC, Ltd. and Baystar Capital II, L.P. (together the “Sellers”) whereby UPDA purchased four million seven hundred fifty-six thousand dollars ($4,756,000) in face amount of the Company’s outstanding Convertible Senior Secured Promissory Notes (the “Heartland Notes”) for an aggregate purchase price of $1,500,000 in cash and 26,260,504 restricted shares of the common stock of UPDA.

The Heartland Notes do not pay interest but are convertible into shares of the Company’s common stock based on a conversion price of $0.04 per share. Under the terms of this conversion provision, the Heartland Notes acquired by UPDA are convertible into 118,900,000 shares of the Company’s common stock. In the event of a full conversion of the Heartland Notes to shares of the Company’s common stock, UPDA would hold an aggregate of 169,531,764 shares of the Company’s common.

Source of Financing for UPDA’s Acquisitions

The source of funding for the cash portion of the purchase price of the Shares and the Heartland Notes was the proceeds of a Three Million, Six Hundred and Thirty Five Thousand Dollar ($3,635,000) term loan (“Term Loan”) from Sheridan Asset Management, LLC, a Delaware limited liability company, to UPDA. UPDA has agreed to pledge the Shares acquired by UPDA in the Stock Sale, the Heartland Notes, and other UPDA assets as collateral for the repayment of the Term Loan. The Term Loan is due and payable on April 6, 2008. UPDA will not pay interest on the principal of the Term Loan. Instead, the Term Loan was subject to an original issuance discount of twenty-five percent.

Heartland Board of Directors

As a condition to the closing of the Stock Sale, Messrs. Robert Poley, John Martin and Todd Mackintosh (the “Outgoing Directors”) resigned as directors of the Company on April 20, 2007. Mr. Philip Winner remained as the sole member of the Company’s board of directors. Mr. Winner, as the remaining board member, has appointed Messrs. Kamal Abdallah and Christopher McCauley (the “Incoming Directors”) to fill two of the vacancies on the board of directors, effective no earlier than ten (10) days after the date on which this Information Statement is filed with the Commission and mailed to all holders of record of our common stock.

VOTING SECURITIES

As of April 20, 2007, we had 97,368,777 shares of common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. There are currently no shares of our preferred stock outstanding and we have no current plan to issue any preferred shares. The Company has no other securities, voting or nonvoting, outstanding. Additional shares of our common stock would be issued to UPDA if they chose to convert some or all of the Heartland Notes to common stock under the terms of those notes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of April 20, 2007, certain information regarding the beneficial ownership (1) of the Company’s common stock outstanding by (i) each person who is known to the Company to own 5% or more of its common stock, (ii) each director of the Company, (iii) certain executive officers of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each of the stockholders shown in the table below has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address of each person named in the table below is c/o Heartland Oil and Gas Corp., 1625 Broadway, Suite 1480, Denver, Colorado 80202. As of April 30, 2007, the Company had 97,368,777 shares of common stock issued and outstanding.

Name	Company Position	Number of Shares owned	Percent of class
Philip S. Winner	Director, CEO	0	0.0%
Kamal Abdallah	Director(3)	0	0.0%
Christopher J. McCauley	Director(3)		0.0%
UPDA(2)		50,631,764	52.0%
All directors and executive officers as a group (3 persons)		0	0.0%

(1)	As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (a) the power to vote, or direct the voting of, such security or (b) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.
(2)	UPDA is the parent corporation to the Company whose principle executive offices are located at 14225 U.S. Highway 1, Suite 209, Juno Beach, FL 33408.
(3)	As a condition to the closing of the Stock Sale, Messrs. Kamal Abdallah and Christopher McCauley were appointed to the board of directors of the Company to fill two of the vacancies on the board, effective no earlier than ten (10) days after the date on which this Information Statement is filed with the Commission and mailed to all holders of record of our common stock.

CHANGE IN CONTROL

As stated above, pursuant to the terms of the Stock Sale, on April 20, 2007, UPDA acquired 50,631,764 shares of the Company’s common stock for an aggregate purchase price of $1,000,000.00. As a result of the issuance of the Shares, UPDA currently owns 52% of the issued and outstanding common stock of the Company. The Stock Sale constitutes a change of control transaction for the Company as UPDA now owns a majority of the outstanding voting securities of the Company. Therefore, UPDA has the voting power to pass actions requiring shareholder approval and has the voting power to control the election of directors to the Company’s board of directors.

UPDA is a public reporting company whose shares currently trade on the Over–the-Counter Bulletin Board under the trading symbol “UPDA.OB”. Information on the business and financial condition of UPDA can be obtained by visiting the SEC’s website at www.sec.gov.

The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any incoming director, beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. See, “Directors and Executive Officers” below for a description of any legal proceedings involving the Incoming Directors.

DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Stock Sale, the Outgoing Directors have resigned as executive officers and directors of the Company as of the Closing Date. The following information relates to the Incoming Directors, each of whom has agreed to serve:

Incoming Director	Age	Position
Kamal Abdallah	42	Director
Christopher J. McCauley	46	Director

Each of the Incoming Directors will serve a term of office that shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Future officers of the Company will serve at the pleasure of the Board of Directors.

Business Experience

The following information summarizes the business experience of the Incoming Directors for at least the last five years:

Kamal Abdallah, 42, has been the Chief Executive Officer and a Director of UPDA since March 2005. During that period he has overseen the acquisition, development and management of UPDA’s oil and gas properties, and related assets. Prior to joining UPDA, Mr. Abdallah had over fifteen years experience in commercial real estate investment and development. From 2000 to the present, Mr. Abdallah was self-employed as a real estate development entrepreneur where he developed a successful real estate investment business concentrated in the structuring and financing of a variety of commercial real property transactions. Mr. Abdallah attended Oakland Community College and Oakland University in Michigan where he focused his studies in the area of accounting and finance.

Christopher J. McCauley, 46, has been the Vice-President, General Counsel and a Director of UPDA since July 2005. Mr. McCauley has over twenty years experience in the areas of real estate and commercial law and over 8 years experience in oil and gas acquisitions and operations. From 1990 to July 2005, Mr. McCauley was in private practice in the state of Ohio as a sole practitioner. Mr. McCauley now devotes all of his professional efforts to the growth and management of UPDA. In 1982, Mr. McCauley graduated from The Ohio State University and in 1986 Mr. McCauley received his J.D. degree from Cleveland-Marshall College of Law.

None of the Incoming Directors, executive officers, or control persons of the Company has, within the last five years: (i) had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or similar misdemeanors); (iii) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (iv) been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “Commission”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated. There are no family relationships among any directors and executive officers of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, generally requires the Company’s directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities (“10% owners”) to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors and executive officers and 10% owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, based solely on review of copies of such reports furnished to us and verbal representations that no other reports were required to be filed during the most recent fiscal year, all Section 16(a) filing requirements applicable to its directors, executive officers and 10% owners were met.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors of the Company does not presently have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. However, after the Closing Date, the Board may establish one or more committees, in its discretion. The Company does not have any disagreements with the Outgoing Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Particulars of compensation awarded to, earned by or paid to; (i) our chief executive officer; (ii) each of our most highly compensated executive officers who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $100,000 per year; and (ii) any additional individuals for whom disclosure would have been provided for the fact that the individual was not serving as an executive officer of our company at the end of the most recently completed fiscal year (collectively, the “Named Executive Officers”), are set out in the summary compensation table below.

SUMMARY COMPENSATION TABLE

		Annual Compensation						Long Term Compensation(1)
								Awards			Payouts
Name and Principal Position	Year	Salary (US$)		Bonus (US$)		Other Annual Compen- sation (US$) (1)		Securities Underlying Options/ SARs Granted		Restricted Shares or Restricted Share Units	LTIP Payouts (US$)	All Other Compen- sation
Philip Winner President(2)	2006	$180,000		$10,000		Nil		Nil		Nil	Nil	Nil
	2005	$162,231		Nil		Nil		500,000		Nil	Nil	Nil
	2004			Nil		Nil		200,000		Nil	Nil	$50,000
Richard Coglon Former President(3)	2005	$187,827	(4)	$25,000	(4)	$75,000	(4)	750,000	(6)	Nil	Nil	Nil
	2004	$75,130	(5)	Nil		Nil		200,000	(6)	Nil	Nil	Nil
Charles Willard Former COO(7)	2006	$137,302		$7,500		Nil		Nil		Nil	Nil	Nil
	2005	$103,971		Nil		Nil		500,000		Nil	Nil	Nil

(1)	The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $10,000 or 10% of the total of the annual salary and bonus is not reported herein.

(2)	Mr. Winner was appointed President on January 1, 2006. During the year ended December 31, 2005, Mr. Winner served as a consultant from January 1 to March 31, 2005 and as Chief Operating Officer from April 1, 2005 to December 31, 2005.
(3)	Mr. Coglon served as our President from September 18, 2002 to December 31, 2005.
(4)	During the year ended December 31, 2005 Mr. Coglon received $9,860 per month until February 28, 2005 and $16,667 per month for the period from March 1, 2005 to December 31, 2005 for providing management services to our company. In addition, on December 31, Mr. Coglon was paid $75,000 as part of his severance package. In addition he was paid a bonus of $25,000 for the hook-up of the Lancaster pilot.
(5)	During the year ended December 31, 2004 Mr. Coglon received $5,000 per month until October 31, 2004 and $10,000 per month for the period from November 1, 2004 to December 31, 2004 for providing management services to our company.
(6)	Mr. Coglon received 200,000 options at $2.50 on April 28, 2004 pursuant to the 2004 Stock Option Plan. On August 31, 2004 the exercise price was reduced to $1.60.
(7)	Mr. Willard was appointed Chief Operating Officer on January 1, 2006. During the year ended December 31, 2005, Mr. Willard served as the Vice President of Operations from February 1, 2005 to December 31, 2005. Mr. Willard resigned his position effective December 12, 2006.

During the year ended December 31, 2006 there were no stock options granted to any Executive Officers. We have never issued stock appreciation rights. On April 17, 2007, the board of directors of the Company authorized 1,300,000 options to be granted to certain directors and key employees. The options have an exercise price of $.14 and a three-year term. The options vested on the date of issuance. Mr. Philip Winner was granted 500,000 options and Mr. Robert Poley, Mr. Todd Mackintosh and Mr. John Martin were granted 166,667, 166,667, and 166,666 options respectively. The remaining 300,000 options were granted to key employees.

The following table sets forth for each Named Executive Officer certain information concerning the number of shares subject to both exercisable and un-exercisable stock options as of December 31, 2006.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

Name	Shares Acquired on Exercise	Aggregate Value Realized	Number of Securities Underlying Unexercised Options at FY End (#) Exercisable / Unexercisable(4)			Value of Unexercised In-the -Money Options at FY End ($) Exercisable / Unexercisable(1)
			Exercisable		Unexercisable	Exercisable	Unexercisable
Philip Winner	0	0	750,000	(3)	0	$0	$0
Richard Coglon	0	0	1,420,000	(2)	0	$0	$0
Donald Sharpe	0	0	770,000		0	$0	$0
Charles Willard	0	0	500,000		0	$0	$0

(1)	The values for “in-the-money” options are calculated by determining the difference between the fair market value of the securities underlying the options as of December 30, 2006 ($.03 per share on NASD OTCBB) and the exercise price of the individual’s options.
(2)	These options expired on January 1, 2007.
(3)	On April 25, 2007 Mr. Winner was granted 500,000 fully vested options at a price of $.14 per share. They have a three year term.
(4)	The 1,300,000 options granted on April 25, 2007 are not included in the table shown above.

Employment Contracts, Termination of Employment and Change in Control Arrangements

There are no employment agreements between us, or any of our subsidiaries, and our current Named Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Named Executive Officers of our company in fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Compensation of Directors

Prior to January 20, 2006, our directors did not receive salaries for serving as directors, nor did they receive any compensation for attending meetings of the board of directors or serving on committees of the board of directors. Effective January 20, 2006, the Board approved a resolution to compensate our non-employee directors $200 per hour for their services. Directors are entitled to expense reimbursement incurred in attending meetings. In addition, our directors are entitled to participate in our stock option plan.

Donald Sharpe, a director of our company during the fiscal year 2006, earned consulting fees through D. Sharpe Management Inc., a company wholly-owned and controlled by him. D. Sharpe Management Inc. was paid CN$7,500 per month for consulting services related to project development and maintenance of the corporate headquarters in Vancouver, B.C., Canada. This agreement was terminated on September 30, 2006.

Robert Poley, the Chief Financial Officer and a director of the company during the fiscal year 2006, earned consulting fees at an hourly rate of $175.00 for his services as consulting Chief Financial Officer.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEARTLAND OIL AND GAS CORP.

Date: May 1, 2007	By:	/s/ Philip S. Winner
Philip S. Winner, CEO, President and Director